CUSIP No. 91818X108	13D	Page 1 of 13

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)1

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

**	This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astral Success Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 776,028,879[2]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 776,028,879
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%[3]
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTION BEFORE FILLING OUT

[2]

Represents 776,028,879 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant held by Astral, which is the sum of (i) 535,714,286 Class A Ordinary Shares that may be acquired upon conversion of 218,467,812 Senior Convertible Preferred Shares held by Astral reflecting the Anti-dilution Adjustment (see descriptions in item 2 below), and (ii) up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Astral.

[3]

The calculation assumes that there is a total of 2,147,556,675 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 776,028,879 Class A Ordinary Shares that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant held by Astral.

CUSIP No. 91818X108	13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Capital Opportunity, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 776,028,879
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 776,028,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* PN

*    SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Capital Opportunity GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 776,028,879
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 776,028,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* PN

*     SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 776,028,879
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 776,028,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* PN

*    SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 776,028,879
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 776,028,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* PN

*    SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Capital III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 776,028,879
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 776,028,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* PN

*     SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Capital III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 776,028,879
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 776,028,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 9 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joy Capital GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 776,028,879
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 776,028,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,028,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 10 of 13

Item 1.	Security and Issuer

This Amendment No. 6 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4 and Schedule 13D Amendment No. 5 filed on July 22, 2021, November 16, 2021, January 26, 2022, March 29, 2022, July 5, 2022 and August 2, 2022 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

Item 2(a) of the Initial Statements is hereby amended by restating the following paragraph:

(a) Name of Person Filing

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes 535,714,286 Class A Ordinary Shares that may be acquired upon conversion of 218,467,812 Senior Convertible Preferred Shares held of record by Astral at a conversion price of $0.14 per share reflecting the Anti-dilution Adjustment (as defined below). The Senior Convertible Preferred Shares were acquired by Astral at US$0.3433 per share (equivalent to US$1.03 per ADS) pursuant to a share subscription agreement with the Issuer and another investor affiliated with the NIO Capital investment management group (“NIO Capital”, collectively with Astral, the “Investors” and each an “Investor”) dated June 14, 2021 (as amended from time to time, the “Subscription Agreement”). The first closing (“First Closing”) of the transactions contemplated under the Subscription Agreement occurred on July 12, 2021. The second closing (“Second Closing”) of the transactions contemplated under the Subscription Agreement occurred in three tranches on November 15, 2021, March 25, 2022 and June 29, 2022 respectively. The Class A Ordinary Shares reported as beneficially owned herein also include up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion at US$0.3433 per share of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant that was acquired by Astral at the First Closing pursuant to the Subscription Agreement and amended by the Amendment Agreement to the Warrant on January 12, 2023 to purchase the shares at $0.3433 per share. On July 27, 2022, the Issuer issued 714,285,714 Senior Convertible Preferred Shares to NIO Capital at US$0.14 (equivalent to US$0.42 per ADS) pursuant to a share subscription agreement by and between the Issuer and NIO Capital dated June 30, 2022 (the “2022 Transaction”). The 2022 Transaction constitutes a Dilutive Issuance under the Amended and Restated Certificate of Designation of the Issuer dated July 27, 2022 (the “Certificate of Designation”) in view of the lower issuance price of the Senior Convertible Preferred Shares than that of the Senior Convertible Preferred Shares issued pursuant to the Subscription Agreement, and therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the consummation of the 2022 Transaction held by Astral and any other investors (including all Senior Convertible Preferred Shares issued to Astral and any other investors pursuant to the Subscription Agreement) was reduced and adjusted to US$0.14 with effect from July 27, 2022 by operation of and in accordance with the Certificate of Designation (the “Anti-dilution Adjustment”).

CUSIP No. 91818X108	13D	Page 11 of 13

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b) The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that Astral, but only Astral, has converted its Senior Convertible Preferred Shares and exercised its Warrant and assumes that there is currently a total of 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the following to the end under the heading “Warrant”:

Warrant

On January 12, 2023, the Issuer entered into an Amendment Agreement to the Warrant with Astral, pursuant to which the expiration date for the Warrant granted by the Issuer to Astral has been extended to January 12, 2024.

Item 7.	Material to Be Filed as Exhibits

1.	Amendment Agreement to the Warrant

CUSIP No. 91818X108	13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2023

Joy Capital Opportunity, L.P.

By: Joy Capital Opportunity GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital Opportunity GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP No. 91818X108	13D	Page 13 of 13

Joy Capital III, L.P.

By: Joy Capital III GP, L.P. Its: general partner By: Joy Capital GP, Ltd. Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director
Joy Capital III GP, L.P. By: Joy Capital GP, Ltd. Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

By:	/s/ Erhai Liu
Erhai Liu, Director

Astral Success Limited

By:	/s/ Erhai Liu
Erhai Liu, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)